 Exhibit 99.2

Nebius Group announces pricing of upsized private offering of $2.75 billion of convertible senior notes

Amsterdam, September 10, 2025—Nebius Group N.V. (“Nebius Group” or the “Company”; NASDAQ: NBIS), a leading AI infrastructure company, today announced the pricing of its offering of $2.75 billion aggregate original principal amount of convertible senior notes, in two series: $1,375,000,000 aggregate original principal amount of 1.00% convertible notes due 2030 (the “2030 Notes”) and $1,375,000,000 aggregate original principal amount of 2.75% convertible notes due 2032 (the “2032 Notes”, and together with the 2030 Notes, the “Notes”), in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The offering was upsized from the previously announced offering size of $2.0 billion aggregate original principal amount of the Notes, split equally between the two series. The issuance and sale of the Notes are expected to settle on September 15, 2025, subject to customary closing conditions. Nebius Group has also granted the initial purchasers of each series of Notes options to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $206,250,000 aggregate original principal amount of 2030 Notes and up to an additional $206,250,000 aggregate original principal amount of 2032 Notes.

The Company also announced today pricing of the underwritten public offering of $1.0 billion of the Company’s Class A ordinary shares, par value €0.01 (“Class A shares”). The Company has granted the underwriters of such offering a 30-day option to purchase up to an additional $150 million of Class A shares at the public offering price, less underwriting discounts and commissions. The offering of the Notes is not contingent upon the consummation of the concurrent offering of Class A shares, and the concurrent offering of Class A shares is not contingent upon the consummation of the offering of the Notes.

The Company estimates that the net proceeds from the offering of the Notes will be approximately $2,694.5 million (or approximately $3,098.7 million if the initial purchasers fully exercise their option to purchase additional notes), after deducting the initial purchasers’ discounts and commissions and estimated offering expenses. The Company estimates that the net proceeds from the concurrent offering of its Class A shares will be approximately $979.5 million (or approximately $1,126.5 million if the underwriters fully exercise their option to purchase additional Class A shares), after deducting the underwriters’ discounts and commissions and estimated offering expenses.

The Company intends to use the net proceeds from the offering of the Notes and, if consummated, the offering of Class A shares to finance the continuing growth of its business, including the acquisition of additional compute power and hardware, securing strategic high-quality and well-located land plots with reliable providers, the expansion of its data center footprint, and for general corporate purposes.

The Notes will be issued pursuant to respective indentures (the “Indentures”) between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”). The Notes will be senior, unsecured obligations of the Company and will bear interest on the original principal amount thereof at an annual rate of 1.00%, in the case of the 2030 Notes, and 2.75%, in the case of the 2032 Notes, payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2026.

The initial conversion rate for each series of Notes is 7.2072 Class A shares per $1,000 original principal amount of Notes, which represents an initial conversion price of approximately $138.75 per Class A share. The initial conversion price represents a premium of 50% over the offering price of $92.50 per Class A share in the concurrent offering of our Class A shares referenced above. The conversion rate and conversion price of each series of Notes will be subject to adjustment upon the occurrence of certain events. For conversions made in connection with a “make-whole fundamental change”, as defined in the respective Indenture, the conversion rate will be increased based on a customary make-whole table. For the avoidance of doubt, for the purposes of the exercise of any conversion rights in respect of the Notes, the conversion rate and conversion price will be based on the original principal amount of Notes, and not the Accreted Principal Amount (as defined below).

The 2030 Notes and the 2032 Notes will mature, and the original principal amount of such Notes plus an amount accreted thereon (together, the “Accreted Principal Amount” in respect of the relevant series of Notes) will be payable, on September 15, 2030 and September 15, 2032, respectively, unless the relevant Notes have been earlier repurchased, redeemed or converted in accordance with their terms. The Accreted Principal Amount for the relevant series of Notes will be calculated in accordance with an accretion schedule to be included in the respective Indenture such that, in each case, it reaches 115% of the original principal amount of the respective series of Notes on the respective maturity date. For the avoidance of doubt, for the purposes of the exercise of any conversion rights in respect of the Notes, the conversion rate and conversion price will be based on the original principal amount of the Notes and not the Accreted Principal Amount.

Taking into account the Accreted Principal Amount payable at the respective maturity date, the effective conversion price of each series of Notes is equal to approximately $159.56 per Class A share at maturity, implying an effective conversion premium of approximately 72.5%.

Prior to the close of business on the business day immediately before the date that is two months prior to the respective maturity date of each series of Notes, the Notes of such series will be convertible only upon satisfaction of certain conditions and during certain periods, including if the last reported sale price of the Class A shares over a specified period of time is equal to or greater than 130% of the product of the conversion price for the relevant series of the notes and the then-applicable ratio of the Accreted Principal Amount at the time to the original principal amount of the Notes (the “Accretion Ratio”). From the date that is two months prior to the respective maturity date of each series of Notes, the Notes of such series will be convertible at any time at the election of the holders of such Notes until the close of business on the second scheduled trading day immediately preceding the respective maturity date. The Company will settle conversions of the Notes by paying or delivering, as applicable, cash, Class A shares or a combination of cash and Class A shares, at the Company’s election (subject to certain conditions related to Dutch tax laws).

We may not redeem either series of the Notes prior to September 20, 2028, except in the event of certain tax law changes. Each series of the Notes will be redeemable, in whole or in part (subject to certain limitations), for cash on or after September 20, 2028, before the 30th scheduled trading day immediately before the relevant maturity date, but only if the last reported sale price per Class A share is equal to or exceeds 130% of the product of the conversion price for the relevant series of Notes and the then-applicable Accretion Ratio for such series of Notes for a specified period of time. The redemption price for the relevant series of Notes will be equal to the Accreted Principal Amount as of the redemption date of the Notes being redeemed, plus accrued and unpaid interest, if any, on the original principal amount thereof to, but excluding, the redemption date. Following delivery of a redemption notice by the Company in respect of a series of the Notes, holders of the Notes of such series will have the right, at their option, to convert their Notes prior to the close of business on the second business day immediately preceding the redemption date, at the conversion rate applicable at the time. No make-whole adjustments to the conversion rate will be made in connection with any optional redemption or tax redemption.

If certain corporate events that constitute a “fundamental change” occur, then, subject to a limited exception, noteholders may require the Company to repurchase their Notes for cash. The repurchase price will be equal to the Accreted Principal Amount of the relevant series of Notes to be repurchased as of the fundamental change repurchase date, plus accrued and unpaid interest, if any, on the original principal amount thereof to, but excluding, such repurchase date.

The offer and sale of the Notes and any Class A shares deliverable upon conversion of the Notes have not been, and will not be, registered under the Securities Act or any other securities laws, and the Notes and any such Class A shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws.

This press release does not and shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any offer, solicitation or sale of such securities in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

This press release contains information about the proposed offering of the Notes and the separate offering of our Class A shares, and there can be no assurance that either such offering will be completed.

About Nebius Group

Nebius Group is a technology company building full-stack infrastructure to service the high-growth global AI industry. Headquartered in Amsterdam and listed on Nasdaq, Nebius Group has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius Group’s AI-native cloud platform has been built for intensive AI workloads. With a full stack of purposefully designed and tuned proprietary software and hardware designed in-house, Nebius Group gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models and applications.

Nebius Group also has additional businesses that operate under their own distinctive brands:

●	Avride — one of the most experienced teams developing autonomous driving technology for self-driving cars and delivery robots.

●	TripleTen — a leading edtech player in the US and certain other markets, re-skilling people for careers in tech.

Nebius Group also holds equity stakes in other businesses including ClickHouse and Toloka.

Contacts

Investor Relations askIR@nebius.com

Media Relations media@nebius.com

Disclaimer

The Company has filed a registration statement (including a prospectus) with the SEC for the concurrent offering of the Company’s Class A shares which this communication refers to. Before you invest in the Company’s Class A shares offered in such concurrent offering, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and such offering of the Company’s Class A shares. You may get these documents for free by visiting the Company’s investor relations website and on the SEC website at https://www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by emailing at prospectus-ny@ny.email.gs.com, prospectus@morganstanley.com or dg.prospectus_requests@bofa.com or by telephone at +1-800-831-9146.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our ability to successfully complete the offering described herein, our future financial and business performance, our business and strategy, expected growth, planned investments and capital expenditures, capacity expansion plans, anticipated future financing transactions and expected financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: market conditions, our ability to build our businesses to the desired scale, competitive pressures, technological developments, our ability to secure and retain clients, our ability to secure additional capital to accommodate the growth of the business, unpredictable sales cycles, potential pricing pressures, as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on April 30, 2025. All information in this press release is as of September 10, 2025 (unless stated otherwise). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.